Mail Stop 3561

September 8, 2006

Sam L. Susser, President
Susser Holdings Corporation
4433 Baldwin Boulevard
Corpus Christi, TX 78408

> **Re:** **Susser Holdings Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 24, 2006**
> **File No. 333-134033**

Dear Mr. Susser:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment 1 in our letter dated August 2, 2006. Further, we note that each outstanding option to purchase class A units of Stripes will be exchanged for new options to purchase an equivalent number of shares of common stock of Susser. Please revise to disclose the aggregate number of new common stock options to be issued in exchange for unit options and disclose the new option exercise price.

Unaudited Pro Forma Consolidated Statement of Operations, page 48

2. We have reviewed your response to comment 3 in our letter dated August 2, 2006. You state that the charge for $17.3 million is non-recurring in nature and therefore does not have a continuing impact on your financial statements. As pro forma adjustments related to the pro forma statement of operations shall only give effect to events that are expected to have a continuing impact, we believe you should remove this adjustment from your pro forma income statement. Please revise. Similarly revise the pro forma statement of operations presented on page F-16. Refer to Item 11-02(b)(6)(ii) of Regulation S-X.

Note 3. Acquisition and Related Transactions, page F-14

3. We note your pro forma statement of operations presented on page F-16 differs from the historical statement of operations plus the "December 2005 Transactions Adjustments" presented on page 48. Please revise for consistency or tell us why a revision is not necessary.

Exhibits

4. Please provide us with a copy of the opinion regarding the validity of the securities, or file this opinion in your next amendment. We must review the opinion before the registration statement is declared effective and we may have additional comments on the opinion.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sarah Goldberg, Accountant, at (202) 551- 3340 or William Thompson, Assistant Chief Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: W. Stuart Ogg, Esq.
        FAX (214) 746-7777